

May 20, 2016

<u>Via E-mail</u>
Arthur Zafiropoulo
Chief Executive Officer
Ultratech Inc.
3050 Zanker Road
San Jose, California 95134

     Re: **Ultratech Inc.**
               Preliminary Proxy Statement on Schedule 14A
               Filed May 13, 2016
               File No. 000-22248

Dear Mr. Zafiropoulo:

We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Proposal 1: Election of Directors, page 10</u>

1. Please confirm that in the event the Board identifies or nominates a substitute nominee prior to the annual meeting, the company will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve, if elected, and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

2. Please advise us, with a view toward revised disclosure, whether or not each nominee has consented to being named in the proxy statement. See Rule 14a-4(d)(1) and (4).

<u>Annual Report, page 55</u>

3. Advise us, with a view towards revised disclosure, how Ultratech intends to comply with Rule 14a-3(b) given that the mailing of the Annual Report on Form 10-K appears to be conditioned upon the receipt of a written shareholder request for delivery.

Proxy Solicitation, page 55

4. Please revise to state the total amount of expenditures to date, as that amount is known. Please refer to Item 4(b)(4) of Schedule 14A.

Form of White Proxy Card

5. We note the disclosure on page 26 that a stockholder granting a proxy confers discretionary authority on any other business as may properly come before the meeting. Please revise the disclosure on the form of proxy with respect to the intended use of discretionary authority so that it is consistent with the disclosure on page 26, conforms to the standard codified in Rule 14a-4(c)(1) and otherwise does not appear absolute.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer López, Attorney-Advisor, at (202) 551-3792 or me at (202) 551-3266 with any other questions.

Sincerely,

/s/ *Nicholas P. Panos*

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Bruce Wright
David Makarechian, Esq.
Warren Lazarow, Esq.